

Mail Stop 7010

January 9, 2009

Stephen J. Perisutti, Senior Corporate Counsel
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115

Re: The Sherwin-Williams Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 033-28585
Definitive Proxy Statement on Schedule 14A
Filed March 5, 2008
File No. 033-28585

Dear Mr. Perisutti:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director